[LETTERHEAD OF SULLIVAN & CROMWELL LLP]

June 15, 2010

Via Facsimile and EDGAR

Peggy Kim, Esq.,

Special Counsel,

Office of Mergers & Acquisitions,

United States Securities and Exchange Commission,

Washington D.C. 20549-3628.

Re:	MF Global Holdings Ltd. – Schedule TO Filed June 1, 2010

(File No. 5-83051)

Dear Ms. Kim:

On behalf of our client, MF Global Holdings Ltd. (the “Company”), we enclose Amendment No. 1 to the Schedule TO relating to the Company’s pending offer to exchange Common Stock and cash for any and all of its outstanding Series B Preferred Stock and Notes. Amendment No. 1 includes as an exhibit an amended offer document that reflects the Company’s election to pay the premium portion of the Offer Consideration in cash and includes certain updated information. The Company announced its election to pay the premium in cash, and disseminated the amended offer document to holders, on June 15, 2010 and the exchange offer is scheduled to expire at 11:59 P.M. on June 29, 2010, which is the tenth business day after June 15.

This letter also includes the Company’s responses to the Staff’s comments on the Schedule TO relating to the exchange offer, as set forth in your letter dated June 9, 2010. For your convenience, we have included the captions and numbered comments from your letter in bold text and have provided the Company’s responses immediately following each numbered comment. In addition, we have enclosed a marked copy of the amended offer document, indicating the changes from the original version.

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References in this letter to the “Original Offer to Exchange” mean the Offer to Exchange dated June 1, 2010 and previously filed as an exhibit to the Schedule TO, and references to the “Amended Offer to Exchange” mean the amended version dated June 15, 2010 and filed as an exhibit to Amendment No. 1. Terms used in this letter and in the Original Offer to Exchange or the Amended Offer to Exchange, as applicable, have the meanings given them in the relevant version of the offer document.

Offer to Exchange

General

1.	We note that the formula used to determine the offer consideration does not completely correspond with prior no-action relief regarding an issuer’s ability to comply with Item 1004(a)(1)(ii) of Regulation M-A, Rule 14e- 4(f)(1)(ii) or Rule 14e-1(b). The Averaging Period, for example, will cover only five trading days. Please advise us of the basis upon which MF Global concluded that this offer complies with Item 1004(a)(1)(ii) of Regulation M-A, Rule 13e-4(f)(1)(ii) and Rule 14e-1(b) given MF Global’s use of a pricing formula with an abbreviated Averaging Period.

Response

Because the Company has elected to pay the premium portion of the Offer Consideration entirely in cash, there will be no shares of Common Stock offered as premium (“premium shares”) and thus no need to determine a number of premium shares by reference to the pricing formula described in the Original Offer to Exchange, and the Company has removed the disclosure about the pricing formula from the Amended Offer to Exchange. Consequently, the question posed in Comment 1 is no longer relevant to the exchange offer. Nevertheless, for the sake of completeness as you and I discussed by telephone last week, the following sets forth the Company’s response to Comment 1 as if it had not yet elected to pay the premium in cash and continued to reserve the right to deliver premium shares in an amount based on the pricing formula as described in the Original Offer to Exchange.

The Company, after consultation with us, concluded that the pricing formula used in the exchange offer as originally commenced would comply with Item 1004(a)(1)(ii) of Regulation M-A, Rule 13e-4(f)(1)(ii) and Rule 14e-1(b) for the following reasons. As more fully described in the Original Offer to Exchange, the Offer Consideration to be paid in the exchange offer in respect of each Exchange Security would consist of a fixed number of shares of Common Stock and a premium equal to a fixed dollar amount. The premium would be paid either in cash or by delivering a number of additional shares of Common Stock having an equivalent dollar value, based on the pricing formula. If the Company elected to pay the premium in shares, the number of premium shares would be determined by dividing the dollar amount of the premium by

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the Collared Average VWAP, which would equal the average of the Daily VWAP Prices of the Common Stock during the Averaging Period but would be no lower than a specified minimum price of $6.31 per share. The Averaging Period would be the five consecutive trading days ending on the second trading day prior to the expiration date. This pricing formula is generally consistent with the pricing methodology described in the Staff’s letter to TXU Corporation dated September 13, 2004, although the Averaging Period would be five rather than ten trading days. We do not believe that this difference would cause the pricing formula for the exchange offer to violate the regulations cited above.

Item 1014(a)(1)(ii) requires that the offer document state the type and amount of consideration offered to security holders. Subject to the response to Comment 2 below, the Original Offer to Exchange set forth both the type and the amount of consideration to be offered. As to the type of consideration, the Original Offer to Exchange stated that the Company would deliver shares of Common Stock plus a premium that would consist of cash or additional shares of Common Stock (with the Company to elect whether to pay cash or deliver additional shares no later than the tenth business day before the expiration date). As to the amount of consideration, the Original Offer to Exchange specified a fixed number of shares plus a fixed dollar amount of premium and stated that, in the event the premium was paid by delivering additional shares, the specific number of premium shares to be delivered would be determined pursuant to the pricing formula, which was fixed and specified in the offer document. In addition to describing how the pricing formula worked and would be applied, the Original Offer to Exchange set forth sample calculations showing the number of premium shares that would be delivered based on various hypothetical prices calculated pursuant to the formula.

Rules 13e-4(f)(1)(ii) and 14e-1(b), in relevant part, require that the exchange offer remain open for at least ten business days after notice of any increase or decrease in the consideration offered. We do not believe that the use of the pricing formula as initially proposed should be regarded as resulting in such an increase or decrease. This is because the amount of consideration being offered would be fixed pursuant to the formula, and the formula was not subject to change (at least not without triggering the requirements of Rules 13e-4(f)(1)(ii) and 14e-1(b)). Thus, holders would know precisely how the amount of any premium shares would be determined based on market prices of the Common Stock and could monitor those prices during the Averaging Period (and as described below, the Company would make the relevant pricing information readily available to holders during that period). Moreover, holders would be notified of the pricing formula calculation before the open of trading on the business day before the expiration date, which means that they would have two business days, after the final pricing calculation became available, to decide whether to tender their Exchange Securities or to withdraw any that they had tendered.

Accordingly, we believe that using a pricing formula is consistent with the regulations cited above as long as the formula is specified and clearly explained to holders in the offer document and is not changed (or, if it is changed, the offer remains open for an appropriate period of time after the holders are given appropriate notice and

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disclosure about the change in accordance with Commission rules). Moreover, as described below, the use of a pricing formula of the kind described in the Original Offer to Exchange can provide important pricing benefits to both the Company and investors and, as indicated by the various no-action letters cited in this letter, has become relatively common for exchange offers in recent years.

Although the TXU letter related to a pricing formula that used a ten-day averaging period, the Company proposed to use a pricing formula with a five-day period for the following reasons. The Company, in consultation with its financial advisors, believed that the market price volatility of its Common Stock posed a significant risk to the success of the exchange offer. Specifically, the Company was advised that, because the Exchange Securities are convertible into Common Stock, there was likely to be a relationship between the prices at which holders were willing to tender their securities and the market price of the Common Stock at the time of tender. Consequently, the Company was advised, holders were unlikely to tender their Exchange Securities until on or shortly before the expiration date and were likely to make their decision whether or not to tender based on a comparison of the Offer Consideration to the most recently available market prices for the Common Stock (most likely, as of the expiration date). In light of these considerations, the Company concluded that, insofar as the premium portion of the Offer Consideration was to be paid by delivering additional shares of Common Stock, using a pricing formula that reflected changes in market prices of the Common Stock during the offer period was more likely to be attractive to holders, and that this was particularly the case if the formula was based on an average of the most recently available market prices rather than on older market data. Given market volatility, the Company concluded that a shorter, five-day averaging period was more likely than a longer, ten-day period to reflect a market-level value of the premium shares at the end of the offer period and, therefore, was more likely to produce a price that was meaningful to holders.

We note that a five-day averaging period was allowed in a no-action letter issued by the Staff to Citizens Republic Bancorp, Inc. (August 21, 2009). That letter, which involved a tender offer with a five-day averaging period ending on the expiration date, focused primarily on the issues raised by having an averaging period that ends on, rather than in advance of, the expiration date (an issue not presented by the Company’s exchange offer), but otherwise supports the conclusion that a five-day period is not problematic in terms of protecting investors. The Citizens Republic letter focused on the importance, for the purposes of investor protection, of requiring that the consideration for the tender offer be stated and concluded that this requirement was satisfied, notwithstanding the fact that the averaging period was only five days and ended on the expiration date. While that letter focused on a tender offer governed by Regulation 14E and not by Rule 13e-4 as the exchange offer is, we believe the investor-protection analysis in that letter would apply equally to the exchange offer (if not more forcefully given the fact that the Company’s proposed averaging period would have ended two business days before the expiration date). Finally, while addressing somewhat different facts, the Staff has granted no-action relief from Rule 14e-1(b) permitting issuers in several offers to price the common shares being offered and the common shares being acquired based on volume-weighted average prices over a two- or three day averaging period. See letters regarding McDonald’s Corporation (September 27, 2006), Weyerhauser Company (February 23, 2007), Halliburton Company (March 23, 2007) and Kraft Foods Inc. (July 1, 2008).

Peggy Kim, Esq.	-5-

We believe that the difference in length between the TXU averaging period and the Company’s proposed averaging period is not meaningful in light of the key considerations cited by the Staff in taking its no-action position in the TXU letter. In terms of investor protection, we believe that the critical elements of the offer described in the TXU letter (and related incoming letter) were present in the Company’s exchange offer as originally commenced, as follows:

•	the Common Stock is listed on the NYSE and the Company believed that the Exchange Securities would trade at prices related to the trading price of the Common Stock;

•

the pricing formula would use the same methodology for averaging the volume-weighted average trading prices of the Common Stock and would remain fixed throughout the exchange offer (unless the offer were extended in accordance with applicable rules);

•	the Averaging Period would end two business days prior to the expiration date of the exchange offer;

•

the pricing formula, including the days in the Averaging Period, were disclosed to holders in the Original Offer to Exchange (and the Original Offer to Exchange included sample calculations showing the number of premium shares that could be delivered based on various hypothetical prices calculated pursuant to the formula);

•

during the Averaging Period, holders could obtain information about a representative Collared Average VWAP based on the formula but reflecting only those days in the Averaging Period that elapsed prior to the date of inquiry (together with the number of premium shares that would be delivered based on that representative price), via a toll-free number specified in the Original Offer to Exchange (and, though not reflected in the TXU letter, this information, along with information about the Daily VWAP and closing price of the Common Stock, would also be available on a daily basis during Averaging Period on the Company’s website at an address specified in the offer document); and

•

the price calculated pursuant to the formula and the resulting number of premium shares to be delivered would be fixed and announced by press release prior to the opening of trading on the business day preceding the expiration date of the exchange offer (and, though not reflected in the TXU letter, the Company planned to make this price and resulting number of shares available on its website at the specified address at the same time).

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In light of the foregoing, we believe that the Company’s exchange offer as originally commenced would meet the Staff’s requirements for formula pricing as set forth in the TXU letter as well as other letters issued by the Staff, including the letters regarding Lazard Freres & Co. (August 11, 1995), Epicor Software Corporation (May 13, 2004) and AB Volvo (May 16, 1997), and would be fully consistent with the investor-protection considerations reflected in Item 1014(a)(1)(ii) of Reg. M-A and Rules 13e-4(f)(1)(ii) and 14e-1(b).

2.	We note that MF Global has reserved the right to substitute cash for common stock regarding the premium portion of the consideration. Please advise us of the basis upon which MF Global has concluded that this indefinite term of the transaction complies with the requirement specified in Item 1004(a)(1)(ii) of Regulation M-A to state the type of consideration. In addition, to the extent that MF Global elects to use cash as a portion of the consideration, please advise us of how MF Global determined that at least ten business days is reasonably calculated to inform security holders of the change.

Response

The Company concluded, in consultation with us, that initially reserving the right to elect between paying the premium in cash or paying the premium by delivering additional shares of Common Stock was consistent with Item 1004(a)(1)(ii) of Reg. M-A. As noted above, that Item requires that the offeror state the type and amount of consideration offered. In this case, the Original Offer to Exchange stated that the Offer Consideration would consist of a fixed number of shares of Common Stock plus a fixed premium equal to a specified dollar amount, which would be paid in cash or by delivering additional shares of Common Stock in a number determined by reference to the pricing formula. Thus, the holders of Exchange Securities were clearly informed as to both the amount and type of the consideration they would receive in the offer. While the premium payment could take alternative forms (cash or shares), those alternatives were clearly disclosed in the Original Offer to Exchange and holders were informed that they would receive either form. Similarly, while the number of premium shares would be determined pursuant to the pricing formula, the dollar amount of the premium was specified and so was the formula for determining the number of shares, as described in the response to Comment 2 above. There was no uncertainty about whether the holders might receive some unknown or undisclosed type or amount of consideration, about which they could only guess and could not assess. On the contrary, the Original Offer to Exchange spelled out the alternative forms of premium payment in detail and set forth sample calculations specifying the amount of cash or number of shares that holders would receive under either alternative, based upon a range of hypothetical prices calculated pursuant to the pricing formula, so that they could evaluate the merits of each alternative. Moreover, the alternatives were straightforward: either the holders would receive premium shares in a number determined by reference to the pricing formula – which we noted in the response to Comment 1 is common in exchange offers – or the holders would simply receive a fixed dollar amount of cash. Providing that holders could receive a specified amount of cash in lieu of the premium shares did not, in the Company’s or our view, make the offer too confusing to evaluate. The value of cash is readily apparent.

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We note that Rule 13e-4(f)(10) expressly permits an offeror to offer holders more than one type of consideration, as long as all holders are treated equally with regard to any election rights and amounts received. While that provision is focused on alternatives to be selected by holders, it supports the conclusion that providing alternative types of consideration is not misleading or otherwise inappropriate. In the Company’s exchange offer as originally commenced, moreover, there was no issue with regard to equal treatment. Once the Company elected to pay the premium in cash or shares, all holders would receive the same type and amount of consideration for Exchange Securities of the same series tendered and accepted in the offer.

Equally important, as stated in the Original Offer to Exchange, the Company would elect whether to pay the premium in cash or shares, and would announce its election by press release, no later than the tenth business day before the expiration date. This means that the premium portion of the Offer Consideration would be fixed as between cash or shares, and holders would be able to review and evaluate the consideration, for a period of ten business days after the Company made its election and before the offer expired. This is fully consistent with Rule 13e-4(f)(1)(ii), which provides that a tender offer must remain open for at least ten business days after holders are notified that the offer consideration has been increased or decreased. We do not believe that an offeror’s election between paying a premium in shares or paying it in cash is as significant a change as an increase or decrease in the amount of consideration where the election alternatives have been disclosed, both as to the type and amount, in advance and holders are then given ten business days to evaluate the offer after one of the two alternatives is selected. It is possible that an offeror, consistently with Rule 13e-4(f)(1)(ii), could substantially change the consideration offered, as to the amount, the type or both, without having provided any prior disclosure that a change was possible, as long as the offer remained open for ten business days thereafter. Compared to such a change, we believe that a mere election by the Company between paying the premium in cash or paying it in shares as provided in the Original Offer to Exchange would be substantially less significant from a holder’s perspective because the possibility of the election was fully disclosed in advance, the alternatives were fully disclosed and the consideration ultimately elected by the Company would not be increased or decreased (i.e., would not differ in type or amount) from the alternatives previously disclosed.

We further believe that keeping the offer open for ten business days after the Company has made and announced its election is fully consistent with the Commission’s long-standing guidance as to the amount of time that a tender offer should remain open after a material change in the terms of the offer or related information occurs. See Release No. 34-24296, Interpretive Release Relating to Tender Offer Rules (April 3, 1987).1 In the 1987 release, the Commission noted that, under its tender offer

[1]

See also Rule 13e-4(e)(3), which provides that if a material change occurs in the information published, sent or given to security holders, the issuer must promptly disseminate disclosure of the change in a manner reasonably calculated to inform security holders of the change.

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rules, an increase or decrease in the consideration offered required that the offer remain open for at least ten business days but that the time period required for other material changes in the terms of the offer depended on the relevant facts and circumstances, including the degree of significance of the new information and the appropriate manner of dissemination. In particular, the Commission stated as follows:

“As a general rule, the Commission is of the view that to allow dissemination to shareholders ‘in a manner reasonably designed to inform them of such change’ (17 CFR 240.14d-4(c)), the offer should remain open for a minimum of five business days from the date that the material change is first published, sent or given to security holders. If material changes are made with respect to information that approaches the significance of price and share levels, a minimum period of ten business days may be required to allow for adequate dissemination and investor response.”

As the 1987 release makes clear, material changes in the terms of an offer other than an increase or decrease in consideration do not necessarily require that the offer remain open for ten business days; indeed, such changes may require that the offer remain open for only five business days, and that a minimum of ten days may be required when the change relates to something that “approaches the significance of price and share levels.” In these cases, the appropriate time period is driven by what is required “to allow for adequate dissemination and investor response.”

For the reasons described above, we do not believe that the Company’s election between cash or shares is as significant from a holder’s perspective as an increase or decrease in consideration, because the election does not change the amount of the consideration offered but rather merely indicates which of two previously disclosed consideration alternatives will be offered. Whether the election represents a “material” change requiring a five-day period or a change that “approaches the significance of price and share levels” that may require a minimum ten-day period is perhaps debatable, but in any event the Company will keep the offer open for ten full business days after the election has been announced. We believe this is fully adequate to ensure proper disclosure in light of the nature of the election event and the fact that it was previously disclosed in detail. This is not a situation where an offeror has simply reserved the right to amend the offer, without informing holders at the outset of the nature of the potential change.

In addition, while the Company is issuing a press release announcing its election, it also has amended the Original Offer to Exchange to reflect the election, setting forth the Offer Consideration with the form of the premium fixed as cash, and is disseminating the amended offer document to holders and filing a copy as an exhibit to the Schedule TO, in each case prior to the start of the ten business days referenced above.

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We believe these steps will help ensure that the holders of Exchange Securities will be adequately informed of the election and the actual amount and type of Offer Consideration to be paid and will have ten full business days to respond. Incidentally, the Company has been informed by its information agent for the exchange offer that, as of the day prior to the date of this letter, no holders had yet tendered any Exchange Securities in the exchange offer, suggesting that holders will have an opportunity to review the amended offer document before making a decision whether or not to tender.

We believe that these steps fully address the considerations outlined by the Commission in the 1987 interpretive release and are entirely consistent with the requirements of Item 1004(a)(1)(ii) and Rules 13e-4 and 14e-1.

Incorporation of Certain Information by Reference, page 1

3.	We note that you have elected to incorporate your financial information by reference. Because MF Global has chosen not to explicitly disclose the financial information required by Item 10 of Schedule TO in the Offer to Exchange, corresponding Instruction 6 requires a summary of the information incorporated by reference. The summarized financial information presented in accordance with Item 1010(c) of Regulation M-A is required for all of the period specified in Item 1010(a). Please revise the Offer to Exchange to include any information required by Item 1010(c) not previously disclosed, including information required by Item 1-02(bb)(1) of Regulation S-X, income per common share from continuing operations, and net income per common share. For additional guidance, please review interpretation I.H.7 in the July 2001 Interim Supplement to the Manual of Publicly Available Telephone Interpretations available on our website, www.sec.gov.

Response

In response to Comment 3, the Company has revised its offer document to include the summary financial data contemplated by Item 1010(a) of Reg. M-A. This information may be found on pages 19 and 20 of the Amended Offer to Exchange.

*        *        *         *

We have been authorized by the Company to confirm that they acknowledge the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings made with the Commission and reviewed by the Staff;

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•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Any questions or comments with respect to this letter or Amendment No. 1 may be directed to the undersigned at (212) 558-3882 or, in my absence, to Catherine M. Clarkin at (212) 558-4175. Please send copies of any correspondence relating to this filing to David B. Harms and Catherine M. Clarkin by facsimile to (212) 558-3588 with the original by mail to Sullivan & Cromwell LLP, 125 Broad Street, New York, NY 10004.

Very truly yours,

/s/ David B. Harms
David B. Harms

cc:	Laurie R. Ferber

(MF Global Holdings Ltd.)

Catherine M. Clarkin

(Sullivan & Cromwell LLP)